

Mail Stop 3561

October 21, 2009

Via Fax & U.S. Mail

Mrs. Robyn B. Mabe
Chief Financial Officer
Western Sizzlin Corporation
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011

> **Re:** **Western Sizzlin Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 000-25366**

Dear Mrs. Mabe:

We have reviewed your response dated October 8, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In this comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that our comment will be complied with, or, if deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Note 19. Investment in Unconsolidated Joint Venture, page F-28

1. We note your response to our previous comment 9 and the accompanying table showing your calculation. However, it appears you have used a denominator of 4 (years) in computing the average income for fiscal 2006 under Rule 1-02(w)(3)(2). Please note that in computing average income over the previous 5 years, a denominator of 5 is always used. In addition, we note that you have utilized income averaging for fiscal 2007. Income averaging is not available where the registrant has reported a loss in the latest fiscal year. Please recompute the income test for fiscal 2006 and fiscal 2007 and provide any financial statements required pursuant to Rule 3-09 (a) and (b) of Regulation S-X.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief